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                          April 1, 2021

       Rohan Palekar
       Chief Executive Officer
       89bio, Inc.
       142 Sansome Street, 2nd Floor
       San Francisco, CA 94104

                                                        Re: 89bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254684

       Dear Mr. Palekar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr, Esq.